EXHIBIT 2

WYNDHAM INTERNATIONAL, INC.

1950 Stemmons Freeway, Suite 6001

Dallas, Texas 75207

February 10, 2005

Dear Series A Preferred Stockholder:

On January 28, 2005, Mercury Special Situations Fund LP and Equity Resource Dover Fund LP (together, the “Offerors”) commenced a tender offer to purchase all of the issued and outstanding shares of the series A convertible preferred stock (the “Series A Preferred Stock”) of Wyndham International, Inc. (the “Company”) at a price of $30.00 per share, net to the seller in cash, without interest thereon.

The Company’s Board of Directors has determined that the tender offer is not in the best interests of the holders of the Series A Preferred Stock. Accordingly, the Board of Directors recommends that the holders of the Series A Preferred Stock reject the tender offer and not tender their shares of the Series A Preferred Stock for purchase pursuant to the tender offer.

In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the enclosed Schedule 14D-9. The Board of Directors encourages you to review the enclosed Schedule 14D-9 in its entirety and the Offeror’s tender offer materials in their entirety and to consult with your own advisers to determine the particular consequences to you of the tender offer.

Thank you for your careful consideration of this matter.

Sincerely,

/s/ Mark A. Solls

Mark A. Solls

Executive Vice President and General Counsel